UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated June 7, 2017 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: June 7, 2017

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR XF AND F-PACE SPEARHEAD MAY SALES INCREASE

	May	% increase YOY	Jan – May	% increase YOY
Jaguar Land Rover	45,487	1.2%	265,381	8.3%
Jaguar	13,613	28.0%	79,895	64.8%
Land Rover	31,874	(7.1)%	185,486	(5.7)%

June 7, 2017, Whitley, UK: Jaguar Land Rover retail sales reached 45,487 vehicles in May 2017, up 1% compared to May 2016 with continued strong demand for the Jaguar F-PACE, since sales began 12 months ago, and solid sales growth of the long wheel base Jaguar XFL from our China Joint venture.

Retail sales for May were up year-on-year in China (22.7%), and in North America (15.5%). Sales were down in Europe (6.3%) and in the Overseas region (15.0%) as economic conditions remain challenging in emerging markets. UK sales were down 11.2% as customers purchased new vehicles ahead of the increase in Vehicle Excise Duty rates effective from 1 April 2017.

Andy Goss, Jaguar Land Rover Group Sales Operations Director, said: “May brought yet another strong performance from the Jaguar brand, led by further encouraging sales growth in North America and China. The World Car of the Year, the Jaguar F-PACE, has become the brand’s best-seller and is up 89% on last May, while Jaguar XF sales continue to rise.

“Land Rover sales are expected to grow as the new Discovery continues to go on sale across the world. Meanwhile, the stunning new Range Rover Velar is scheduled to go on sale later this year and is already building a strong order bank.”

Jaguar hit record May retails with 13,613 vehicles sold, up 28.0% on the previous year with continued solid demand for the F-PACE and growing sales of the long wheel base XFL from our China joint venture. Land Rover retailed 31,874 vehicles in May, down 7.1% on the same month last year, as the sales of the all new Discovery (now on sale in the UK, Europe and China) and solid sales of the Range Rover were more than offset by the impact of Vehicle Excise Duty rates in the UK from 1 April 2017 and challenging conditions in Overseas markets such as Russia, Brazil and South Africa.

Retail sales for Jaguar Land Rover were 265,381 vehicles in the first five months of 2017, up 8.3% compared to the same period last year.

ENDS.

Notes to editors:

•	Jaguar Land Rover is investing in excess of £4 billion annually to extend its model range and manufacturing footprint, including the investment in a new plant in Slovakia and recently launched models including the all-new Discovery, Range Rover Evoque Convertible and Chinese-market Jaguar XFL.

•	Over the past six years, Jaguar Land Rover has doubled sales and employment, more than tripled turnover, and invested more than £16 billion in new product creation and capital expenditure.

•	Jaguar Land Rover is one of the UK’s largest exporters and generates around 80% of its revenue from exports.

For more information, please visit www.newsroom.jaguarlandrover.com or contact:

Andrew Marsh

M: +44 (0) 7880 043 184

E: amarsh1@jaguarlandrover.com

Lydia Heynes

M: +44 (0) 7823 374 306

E: lheynes@jaguarlandrover.com

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.